December 8, 2011

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attn:       Amanda Ravitz,
Assistant Director

Re:	Positron Corporation
PRE 14C
Filed August 3, 2011
File No. 000-24092

Dear Ms. Ravitz:

Please be advised I am the duly authorized Chief Executive Officer of Positron Corporation (the “Company”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated August 9, 2011 (the “Comment Letter”).  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

1.
Please note that the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009, your Form 10-K for the fiscal year ended December 31, 2010, and your Form 10-Q for the fiscal quarter ended March 31, 2011 should be resolved before we will be in a position to clear comments on your preliminary information statement.  We note, in this regard, your incorporation by reference of your Form 10-K for the fiscal year ended December 31, 2010 and your Form 10-Q for the fiscal quarter ended March 31, 2011.

On December 1, 2011, the Commission notified the Company, by letter, that it had completed its review of the Company’s filings set forth in the related Comment Letters.  The Company has filed a Revised Preliminary Information Statement to incorporate the relevant edits to such amended filings.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,
POSITRON CORPORATION

By:	/s/ Patrick G. Rooney
Patrick G. Rooney
Chief Executive Officer